EXHIBIT 99.2

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS CURRENT REPORT ON FORM 6-K. THIS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS.


OVERVIEW

We design, develop and market innovative flash data storage solutions for digital consumer electronics markets. We primarily target two digital consumer electronics markets: the USB flash drive market with our mDrive products and the mobile handset market with our mDOC products. We also sell flash data storage products targeted at the embedded systems market, including our mModule and mSSD products.

BELOW ARE SOME OF THE HIGHLIGHTS AND TRENDS AFFECTING OUR BUSINESS SINCE THE BEGINNING OF 2005:

REVENUE GROWTH - Because the markets that our products address grew rapidly, our revenues have grown significantly over the past few years. Our revenues in 2005 grew by 47.6% in comparison to 2004 and our revenues in the six-month period ended June 30, 2006, grew by 79.6% in comparison to the same period in 2005. In particular, our sales to the USB flash drive market grew by 42.3%, from $172.2 million in the six month period ended June 30, 2005, to $245.0 million in the six month period ended June 30, 2006, and our sales to the mobile handset and portable devices market grew by 223.5% from $42.0 million in the six month period ended June 30, 2005, to $135.9 million in the six month period ended June 30, 2006.

Our revenue growth since the beginning of 2005 was attributable in large part to significant growth in unit sales of both our mDrive and mDOC products, as both the USB flash drive and mobile handset markets experienced strong end-user demand. Although the average selling prices per megabyte for our products have declined in recent years, the average selling prices per unit of our mDrive and mDOC products decreased at a lower rate, because consumers purchased products with higher density storage. This revenue growth has placed a strain on our operational, logistical and managerial resources.

To support our revenue growth, we have expanded our work force from approximately 689 employees at June 30, 2005, to approximately 822 employees at December 31, 2005, and approximately 843 employees at June 30, 2006.

SEASONALITY. In 2005, we experienced stronger demand for our mDOC products in the second half of the fiscal year, and for our mDrive products in the fourth quarter of the fiscal year, in each case due to end-of-year holiday purchases.

MERGER AGREEMENT. On July 30, 2006, we entered into an Agreement and Plan of Merger with SanDisk Corporation ("SanDisk") and Project Desert Ltd., a wholly-owned subsidiary of SanDisk ("MergerSub"), pursuant to which, and subject to the terms and conditions set forth in the agreement, (i) MergerSub will merge with and into our company and our company will become a wholly-owned subsidiary of SanDisk and, (ii) at the effective time of the merger, each of our outstanding ordinary shares will be converted into the right to receive 0.76368 of a share of SanDisk common stock.

Consummation of the proposed merger is subject to closing conditions, including (among others) receipt of the requisite vote of our shareholders in favor of the merger, Israeli court approval and requisite regulatory approvals and expiration of requisite waiting periods under antitrust laws.

Each party has certain rights to terminate the merger agreement. If the merger agreement is terminated under certain circumstances (including if it is terminated by us in order to accept a superior acquisition proposal), we have agreed to pay SanDisk a termination fee of $74.0 million. If the merger agreement is terminated under certain circumstances as a result of not receiving antitrust approvals, we will have the option of requiring SanDisk to purchase from us ordinary shares equal to up to 9.9% of the number of ordinary shares outstanding on the date of termination of the merger agreement, at a price per share equal to the greater of (i) $38.15 and (ii) the average closing price of our ordinary shares on the Nasdaq Stock Market for the five consecutive trading days ending on the date of such termination.


RESTATEMENT OF CONSOLIDATED FINANCIAL INFORMATION.

1.       CONSOLIDATION OF THE VENTURE

In 2003, we and Toshiba entered into a venture (the "Venture"), which is designed, among other things, to enable us and Toshiba to benefit from a portion of each party's respective sales of USB flash drives. The Venture is jointly owned and equally controlled by us and Toshiba. We previously accounted for our investment in the Venture from its inception under the equity method. On December 24, 2003, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 46R, "Accounting for Variable Interest Entities" ("FIN 46R"), which is applicable for financial statements issued for reporting periods ending after March 15, 2004. We considered the provisions of FIN 46R in our fiscal 2004 financial statements and made the determination that the Venture was a variable interest entity under FIN 46R. At that time, we also determined that we were not the primary beneficiary of the Venture under FIN 46R and, therefore, we did not consolidate the Venture's results in our financial statements.

..

In connection with a review of our 2004 annual report on Form 20-F by the staff of the U.S. Securities and Exchange Commission, we reconsidered the manner in which FIN 46R applies to the Venture and concluded that we are the primary beneficiary of the Venture and, therefore, we are required to consolidate the Venture in our financial statements. We have restated our financial statements to consolidate the Venture from the beginning of 2004. Since we previously accounted for the Venture using the equity method, consolidation of the Venture does not affect our previously reported net income, shareholders' equity or earnings per share.

2.       STOCK- BASED COMPENSATION

On June 1, 2006, we announced the commencement, at our own initiative, of an internal review of prior stock option grants. Our Board of Directors subsequently appointed a special committee (the "Special Committee") to conduct this review. A description of the internal review, including the findings of the Special Committee, is set forth in our annual report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on July 17, 2006, (the "Annual Report").

Based on the Special Committee's findings, we concluded that for accounting purposes the actual measurement dates of certain past stock option grants differed from the previously determined measurement dates for these grants. Because the closing market prices of our ordinary shares as of the corrected measurement dates were generally higher than the relevant option exercise prices, we determined that we should have recognized non-cash stock-based compensation expense and related tax adjustments which were not previously accounted for in our previously issued financial statements. Accordingly, as disclosed in the Annual Report, we have restated our consolidated financial statements as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005, and certain financial information as of December 31, 2003 and as of and for the years ended December 31, 1999, 2000, 2001 and 2002. We have also revised previously issued financial information as of and for the quarter ended March 31, 2006.


Consequently, we have rested our previously issued financial statements for the six months ended June 30, 2005. The effect of these two restatement adjustments on our net income for the six-month period ended June 30, 2005, is a reduction of $2.1 million in our net income previously reported for such period.

The cumulative effect of these two restatement adjustments on our retained earning as of January 1, 2006 is a reduction of $18.8 million.

The effects of these two restatement adjustments on the Company's interim consolidated financial statements for the six-month period ended June 30, 2005 are summarized below:

------------------------------------------------------------------------------------------------------------------
                                                                                   ADJUSTMENT
                                                                 ADJUSTMENT        FOR STOCK
                                                    AS               FOR             -BASED
                                                 PREVIOUSLY     CONSOLIDATION     COMPENSATION
                                                  REPORTED       OF VENTURE         EXPENSE        AS RESTATED
------------------------------------------------------------------------------------------------------------------
                                                                            UNAUDITED
------------------------------------------------------------------------------------------------------------------
   Revenues                                       $ 201,611          $ 37,019     $          -       $ 238,630
   Costs and expense:
         Costs of goods sold                        151,888            20,865               94         172,847
         Research and development, net               16,979                 -              470          17,449
         Selling and marketing                       15,856                 -            1,208          17,064
         General and administrative                   6,006               166              328           6,500
   Total costs and expenses                         190,729            21,031            2,100         213,860
   Operating income                                  10,882            15,988          (2,100)          24,770
   Financial income, net                              4,478                72                -           4,550
   Income before taxes on income                     15,360            16,060          (2,100)          29,320
   Income after taxes on income                      15,360            16,060          (2,100)          29,320
   Minority interest in earnings of a
   subsidiary                                             -          (16,060)                -        (16,060)
   Net income                                        13,741                 -          (2,100)          11,641
   Basic earnings per share                            0.38                 -          ( 0.06)            0.32
   Diluted earnings per share                          0.35                 -          ( 0.05)            0.30
   Weighted average number of shares used in     40,089,242                          (314,377)      39,774,865
   computing diluted earnings per share                                     -
------------------------------------------------------------------------------------------------------------------

TERMINATION OF SAMSUNG AGREEMENT - We recently terminated our strategic agreement with Samsung, which term was until December 31, 2007. As a result of this termination, we will no longer be entitled to committed manufacturing capacity and favorable pricing terms from Samsung under the agreement or to receive license fees from Samsung. Samsung will no longer hold a license to our patents, effective from the termination date. Consequently, we will likely need to purchase flash components from alternate sources and may encounter difficulties in purchasing additional flash components, or be required to purchase flash components from alternate sources at higher relative prices. The company has received a letter from Samsung according to which Samsung disputes the termination of the agreement.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in our consolidated statements of operations.



----------------------------------------------- --------------------------------
                                                    SIX MONTHS ENDED JUNE 30,
----------------------------------------------- -------------- -----------------
                                                     2006          2005*)
----------------------------------------------- -------------- -------------

Revenues                                              100.0%        100.0%
Costs and expenses:
   Cost of goods sold                                  78.2%         72.4%
   Research and development, net                        5.7%          7.3%
   Selling and marketing                                6.4%          7.2%
   General and administrative                           3.3%          2.7%
----------------------------------------------- -------------- -------------
Total costs and expenses                                93.6%         89.6%
----------------------------------------------- -------------- -------------
Operating income                                        6.4%         10.4%
Financial income, net                                   0.7%          1.9%
Other income, net                                        0.3%             -
----------------------------------------------- -------------- -------------
Income before taxes on income                            7.4%         12.3%
----------------------------------------------- -------------- -------------
Taxes on income                                          0.6%             -
----------------------------------------------- -------------- -------------
Income after taxes on income                             6.8%         12.3%
Equity losses of an affiliate                           0.6%          0.7%
Minority interest in earnings of subsidiaries           4.2%          6.7%
----------------------------------------------- -------------- -------------
Net income                                              2.0%          4.9%
=============================================== ============== =============
*) As restated
----------------------------------------------- -------------- -------------


The following table sets forth, for the periods indicated, our revenues by end markets (in thousands):

----------------------------------------------- --------------------------------
                                                    SIX MONTHS ENDED JUNE 30,
----------------------------------------------- -------------- -----------------
                                                     2006          2005
----------------------------------------------- ---------- -------------
Revenues
   USB flash drive market                            245,040    172,178
   Mobile handset and portable devices market        135,857     41,996
   Embedded systems market                            46,166     23,808
   Other                                               1,540        648
------------------------------------------------ ----------- ------------
Total.                                               428,603    238,630
------------------------------------------------ ----------- ------------

SIX MONTHS ENDED JUNE 30, 2006, COMPARED TO SIX MONTHS ENDED JUNE 30, 2005

REVENUES - Revenues for the six months ended June 30, 2006, increased by $190.0 million, or 79.6%, to $428.6 million from $238.6 million for the six months ended June 30, 2005. Revenues derived from the USB flash drive market increased by $72.9 million, or 42.3%, to $245.0 million, revenues derived from the mobile handset and portable devices market increased by $93.9 million, or 223.5%, to $135.9 million and revenues derived from the embedded systems market increased by $22.4 million, or 93.9%, to $46.2 million.

COST OF GOODS SOLD - Our cost of goods sold for the six months ended June 30, 2006, increased by $162.3 million to $335.2 million, an increase of 93.9% from cost of goods sold of $172.8 million for the six months ended June 30, 2005. Our costs of goods sold as a percentage of total revenues increased from 72.4% for the six months ended June 30, 2005, to 78.2% for the six months ended June 30, 2006, due to (i) pricing pressures resulting from increasing competition and
(ii) a decrease in the gross margins of the Venture.

RESEARCH AND DEVELOPMENT EXPENSES, NET - Our gross research and development expenses for the six months ended June 30, 2006, increased by $6.9 million to $24.5 million, an increase of 39.0% from gross research and development expenses of $17.6 million for the six months ended June 30, 2005. Our net research and development expenses for the six months ended June 30, 2006, increased by $6.9 million to $24.3 million, an increase of 39.2% from net research and development expenses of $17.4 for the six months ended June 30, 2005. The increase in our gross research and development expenses is attributable to an increase in our investment in the development of new products and technologies, and the enhancement of existing products.

As a percentage of revenues, our net research and development expenses decreased to 5.7% for the six months ended June 30, 2006, from 7.3% for the six months ended June 30, 2005. During the six months ended June 30, 2006, we recognized $152,000 and $63,000 of research and development grants from Magneton and Britech, respectively, compared to $0 and $172,000 of research and development grants we recognized during the six months ended June 30, 2005.

SELLING AND MARKETING EXPENSES - Selling and marketing expenses for the six months ended June 30, 2006, increased by $10.5 million, or 61.7%, to $27.6 million from $17.1 million for the six months ended June 30, 2005. Our selling and marketing expenses are only partially affected by an increase in our product sales, due to the fact that the direct expenses related to actual sales are limited. The increase in our sales and marketing expenses was attributable mainly to (i) an increase of our marketing activities in the USB flash drive market and (ii) increases in sales and marketing personnel in order to support our substantial revenue growth. As a percentage of revenues, our selling and marketing expenses decreased to 6.4% for the six months ended June 30, 2006, from 7.2% for the six months ended June 30, 2005.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses for the six months ended June 30, 2006 increased by $7.7 million, or 118.0%, to $14.2 million from $6.5 million for the six months ended June 30, 2005. This increase was attributable mainly to expanding our operations in order to support our substantial growth, principally increases in personnel, legal and accounting expenses as well as expenses attributable to the internal review of prior stock option grants described above and to the previously contemplated securities offering. As a percentage of revenues, our general and administrative expenses remained unchanged.

FINANCIAL INCOME, NET - Financial income, net for the six months ended June 30, 2006, decreased by $1.7 million to $2.9 million from $4.6 million for the six months ended June 30, 2005. The decrease was attributable to the lower aggregate amount of our cash, cash equivalents, bank deposits and marketable securities held by us during the six months ended June 30, 2006, compared to the six months ended June 30, 2005.

OTHER INCOME - In 2006, we realized a gain from the sale of a portion of our shares of a Taiwanese company, in the amount of $1.2 million.

EQUITY IN LOSSES OF AN AFFILIATE - Equity in losses of an affiliate represents our share in the losses incurred by U3 LLC, a partnership established by us and Sandisk to develop a unified standard for the development of software applications for USB flash drives, which commenced operations at the beginning of 2005. The equity in losses of an affiliate for the period ended June 30, 2006, increased by $ 0.9 million to $2.5 million from $1.6 million for the six months ended June 30, 2005. The increase was attributable to the increased marketing activity of the U3 standard.

MINORITY INTEREST - Minority interest in earnings of consolidated subsidiary was $17.6 million in the six months ended June 30, 2006, compared to $16.1 million in the six months ended June 30, 2005. Minority interest in the earnings of our consolidated subsidiary represents the proportional share of Toshiba in the earnings of the Venture, a variable interest entity consolidated in accordance with FIN 46R.

INCOME TAXES - Income taxes for the six months ended June 30, 2006, amounted to $2.5 million, which consisted of $2.2 million of current income taxes and $0.3 million of deferred tax income. Income taxes in 2006 are mainly attributable to our wholly-owned Spanish subsidiary, Microelectronica Espanola S.A.U. ("MEE"), which we acquired in November 2005, which is subject to a 35% tax rate, to recent changes in Israeli tax law which apply a 31% tax rate to financial income, to the sale of available for sales equity securities, and to our wholly-owned Taiwanese subsidiary, which is subject to 25% tax rate.

Due to our utilization of net operating loss carryforwards and to our not being liable for taxes with respect to the share of the Venture's earnings attributable to Toshiba, as well as various tax reduction programs established by the Israeli government to encourage investment in Israel, we did not incur any income tax expenses in Israel in 2005.

NET INCOME - For the six months ended June 30, 2006, we recognized net income of $8.8 million, representing 2.0% of total revenues, compared to a net income of $11.6 million for the six months ended June 30, 2005, representing 4.9% of total revenues. The decrease of net income as a percentage of the total revenues was attributable principally to lower margins realized on revenues, higher general and administrative expenses and higher taxes during the six months ended June 30, 2006.


LIQUIDITY AND CAPITAL RESOURCES

Through June 30, 2006, we funded our operations primarily from cash from operations and previous issuances and sales of ordinary shares and convertible senior notes. Our cash flow from operating activity for the six months ended June 30, 2006, amounted to $43.8 million. In March 2005 we completed an offering of convertible senior notes which provided net proceeds of $72.8 million. We believe that our cash, cash equivalents, bank deposits, marketable securities and cash generated from operations will be sufficient to fund our anticipated working capital needs for the next twelve months.

As of June 30, 2006, our cash, cash equivalents, bank deposits and marketable securities were $179.0 million ($51.3 million of this amount being comprised of long-term marketable securities) compared to $186.3 million as of December 31, 2005. The decrease results mainly from the purchase of equipment placed at Hynix.

We had indebtedness of $71.4 million as of June 30, 2006, attributable exclusively to the convertible senior notes issued by us in March 2005.

Our trade receivables decreased to $106.1 million at June 30, 2006, from $131.9 million at December 31, 2005, which reflects decrease in our sales from $222.4 million in the quarter ended December 31, 2005 to $209.5 million in the quarter ended June 30, 2006.

Our inventories increased from $76.3 million at December 31, 2005, to $84.1 million at June 30, 2006. The main reason for the increase is build up of inventory for the mobile handset market.

OPERATING ACTIVITIES

Net cash provided by operating activities for the six months ended June 30, 2006, was $43.8 million as compared to $60.8 million of net cash provided by operating activities for the six months ended June 30, 2005. The decrease in cash provided by operating activities was primarily attributable to the decrease in our accounts payable.


INVESTING ACTIVITIES

Net cash used in investing activities for the six months ended June 30, 2006, was $53.8 million as compared to $97.6 million of net cash used in investing activities for the six months ended June 30, 2005. The decrease was primarily attributable to lower investments in marketable securities, which was partially offset by the investment in equipment under the purchase agreement with Hynix.

For the six months ended June 30, 2006, the aggregate amount of capital expenditures was $9.3 million. These expenditures were principally for the construction of our second facility in Kfar-Saba and for the purchases of computer hardware and software. In addition, during the six months ended June 30, 2006, we purchased $ 35.4 million of equipment which we placed in Hynix's facilities under the terms of our agreement with Hynix.

FINANCING ACTIVITIES


Net cash used in financing activities during the six months ended June 30, 2006, was $2.9 million as compared to net cash provided by financing activities of $58.7 million during the six months ended June 30, 2005. The significantly higher amount of net cash provided by financing activities during the six months ended June 30, 2005, was primarily attributable to our issuance in 2005 of convertible senior notes, which provided net proceeds of $72.8.

We expect to use cash in the near future to fund working capital and increased selling and marketing and research and development expenses. We currently have no commitments or plans for the acquisition of any business, product line or technology, or for any material expenditures or investments. Under our merger agreement with SanDisk, we are required to obtain SanDisk's prior written consent for, among other things, the acquisition of any business, joint venture, strategic partnership or similar alliance as well as for certain capital expenditures.